Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

March 5, 2019

            Re:      Cannabinoid Biosciences, Inc.

Offering Statement on Form 1-A

Filed on December 11, 2018

Amendment No. 1 to Offering Statement on Form 1-A

Filed on December 17, 2018

File No. 024-10924

To whom it may concern:

Please see the answer to your comments below.

Offering Statement on Form 1-A filed December 11, 2018

Part I

Item 2. Offering Eligibility 1.

1.      You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A. You disclose you are a development stage company with a business plan to acquire four unidentified companies with the first $2 million of offering proceeds, and that the current owners have agreed to sell their businesses to you. We further note that your business plan would allow you to “buy [y]our way into” your goals of providing turnkey support solutions, and that you plan to further identify and acquire complementary or similar businesses. Please revise the Offering Circular to identify these targeted entities and explain the status of your arrangement with each identified entity. To the extent that you are unable to identify these targeted entities in the Offering Circular, please refer to Securities Act Rule 251(b)(3) and withdraw the Form 1-A.

This has been amended to provide more details of the 4 targeted acquisitions.  The names of the targeted acquisitions were not disclosed because of a confidentiality agreement with the sellers that prevented us from disclosing the names of those targets.  But we did provide additional details about their businesses, employees, owners and status of our negotiation for the purchases.

Item 3. Application of Rule 262 2.

2.      You have indicated that Rule 262(d) "bad actor" disclosure is included under Part II of the offering statement. Please provide such disclosure or advise.

This has been amended.  Rule 262(d) Disclosure of prior “bad actor” events, requires an issuer to include in the offering circular a description of any matters that would have triggered disqualification under paragraphs (a)(3) and (5) of the section but occurred before June 19, 2015.  CBDZ has used diligence to evaluate all the activities of its officers and board members and found no reportable activity that would constitute a bad actor event.  CBDZ exercised reasonable care in making factual inquiry into whether any disqualifications exist, but found none.  Thus, CBDZ has no bad actor event to disclose.

Part II

Summary

Our Business

3.      We note your disclosure that your strategy entails creating improved patient experiences. Please tell us how your strategy could be expected to lead to improved patient experiences. Alternatively, please remove this disclosure here and throughout your offering circular.

This has been amended to remove such a reference.

Business Plan

4.      We note your disclosure that you intend to acquire and operate three established businesses. You also state you have identified four acquisition candidates, two of which you intend to purchase after raising a total of $2 million in the offering. We note the stated purchase price for the four candidates totals $1 million. Please revise your disclosure as appropriate to resolve these discrepancies and clarify your acquisition plans.

This has been amended to correct the totals to $1 million.

Serving Customers Whose Business Activities are Illegal under Federal Law and Cannabinoid Based Medical Research and Development

5.      We note your disclosure that the 2018 Farm Bill made CBD federally legal. Please revise this statement to clarify the scope of the 2018 Farm Bill, including restrictions applicable to hemp and requirements for any hemp-derived cannabinoid product to be excluded from Schedule 1 of the Controlled Substances Act (“CSA”). Additionally, please discuss restrictions applicable to the use of cannabis-derived products in clinical research and development.

This has been amended to update to reflect the issues raised.

Item 3. Summary of Risk Factors Federal regulation and enforcement may adversely affect the implementation of cannabis laws and regulations may negatively…..

6.      Please expand your disclosure to discuss the federal regulation of cannabis as a Schedule 1 controlled substance under the CSA, including the consequences of non-compliance. Additionally, please expand your disclosure to discuss the penalties for non-compliance with U.S. Food and Drug Administration regulations applicable to your proposed research and development activities.

This has been amended to update to reflect the issues raised.

Item 5. Plan of Distribution

7.      Please reconcile your disclosure concerning the offering period with the offering period stated on the cover page.

This has been amended to reconcile the offering period.

Item 6. Use of Proceeds

8.      Please reconcile your disclosure stating that you currently are not planning or negotiating any acquisition transactions with disclosure appearing under the heading “Business Plan.” Please also present the table of intended uses in order of priority. Additionally, please explain what you mean by “marketing and customer acquisition incentives.”

This has been amended to update to reflect the issues raised.

Item 7. Business

Funding and Financing Solutions

9.       Please expand your disclosure to briefly describe your “proprietary compliance engine that complies with all state governance rules.”

This has been amended to update to reflect the issues raised.

Government Regulations

10.   Please expand your disclosure to describe the U.S. Treasury regulations that may apply to your anticipated financing business, including tax and banking regulations. Add risk factor disclosure as appropriate. In this regard, we note your disclosure that the cannabis industry is one "where traditional banking opportunities are limited."

This has been amended to update to reflect the issues raised.

Amendment No.1 to Offering Statement on Form 1-A filed on December 17, 2018 Independent Auditor's Report

11.   You indicate several places in your filing that your auditors included an explanatory paragraph in their audit report dated November 28, 2018 related to the uncertainty in your ability to continue as a going concern. However, we did not note such an explanatory paragraph in your independent auditor's report. Please revise accordingly.

This has been amended to update to reflect the issues raised.

Please contact me at chidipatcy@yahoo.com or frankigwealor@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Patience C. Ogbozor

Patience C. Ogbozor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.